                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 13)(1)

                           GREG MANNING AUCTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 16, 2001
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             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                 (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 563823103                         13D                   Page 2 of 7
------------------------                                     -------------------


--------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                AFINSA BIENES TANGIBLES S.A.
                                (No S.S. or I.R.S. Identification No.)
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        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                         (b) |X|
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        3           SEC USE ONLY
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        4           SOURCE OF FUNDS*

                                WC, AF
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        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
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        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                                SPAIN
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    NUMBER OF               7          SOLE VOTING POWER
     SHARES                                     -0-
                    ------------------------------------------------------------
   BENEFICIALLY             8          SHARED VOTING POWER
     OWNED BY                                  4,351,827
                    ------------------------------------------------------------
      EACH                  9          SOLE DISPOSITIVE POWER
    REPORTING                                  -0-
                    ------------------------------------------------------------
   PERSON WITH
                           10          SHARED DISPOSITIVE POWER
                                               4,351,827
--------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,351,827
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        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         |_|
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        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                42.4%
--------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON*

                                CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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------------------------                                     -------------------
CUSIP No. 563823103                         13D                   Page 3 of 7
------------------------                                     -------------------


--------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                AUCTENTIA, S.A.
                                (No S.S. or I.R.S. Identification No.)
--------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------

        3           SEC USE ONLY
--------------------------------------------------------------------------------

        4           SOURCE OF FUNDS*

                                WC
--------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                                SPAIN
--------------------------------------------------------------------------------

    NUMBER OF               7          SOLE VOTING POWER
     SHARES                                     -0-
                    ------------------------------------------------------------
   BENEFICIALLY             8          SHARED VOTING POWER
     OWNED BY                                  4,351,827
                    ------------------------------------------------------------
      EACH                  9          SOLE DISPOSITIVE POWER
    REPORTING                                  -0-
                    ------------------------------------------------------------
   PERSON WITH
                           10          SHARED DISPOSITIVE POWER
                                               4,351,827
--------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,351,827
--------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         |_|
--------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                42.4%
--------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON*

                                CO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 563823103                         13D                   Page 4 of 7
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               The following constitutes Amendment No. 13 to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.A. ("Auctentia"), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, and Amendment No. 12, filed with the Commission on June 27, 2001 (the "Schedule 13D"), relating to Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer"). This amendment reports the acquisition of beneficial ownership by Auctentia over 299,600 Shares of Common Stock of the Issuer ("Shares") since the date of filing of Amendment No. 12 to this Schedule 13D by AFINSA.

               Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.

               Item 3 is amended to add the following at the end thereof:

               Auctentia purchased 49,600 of the 299,600 Shares being reported herein for an aggregate purchase price of $98,878.36. The source of funds used in making this additional purchase of 49,600 Shares was working capital of Auctentia. As described in Item 5(c) below, the purchase price of $500,000 in respect of the remaining 250,000 Shares will be paid upon the closing of such purchase, and it is contemplated that the source of such funds shall also be working capital of Auctentia.


Item 5. Interest in Securities of the Issuer.

               (a) As of the date of this Amendment, the aggregate number of Shares beneficially owned by AFINSA, indirectly through Auctentia, its wholly-owned subsidiary, is 4,351,827, representing approximately 42.4% of the total number of Shares outstanding, based on 10,137,242 Shares represented by the Issuer as outstanding as of May 10, 2001, in its Quarterly Report on Form 10-Q for the period ended March 31, 2001, plus 126,833 Shares into which the 126,833 warrants held by Auctentia may be exercised. Of the Shares beneficially owned, 500,000 have not yet been purchased by Auctentia but, pursuant to the Stock Purchase Agreement described in Item 5(c), Auctentia has the right to purchase such number of Shares within 60 days after the date hereof.

               (b) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 4,351,827 of the Shares of the Issuer that are the subject of this Schedule 13D.

               (c) Auctentia entered into a Stock Purchase Agreement with the Issuer dated May 23, 2001, whereby Auctentia agreed to purchase 1,000,000 restricted Shares in five installments for a price of $2.00 per Share. The first, second and third of these installments were initially reported in Amendment Nos. 11 and 12 to this Schedule 13D. This Amendment No. 13 to the
Schedule 13D relates to the fourth installment, which consists of 250,000 Shares. As reported in Amendment No. 12 to this Schedule 13D, Auctentia paid the

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CUSIP No. 563823103                         13D                   Page 5 of 7
------------------------                                     -------------------


purchase price for the first installment from its working capital, in an amount equal to $300,000, in cash on June 15, 2001. Auctentia paid the purchase price for the second installment from its working capital, in an amount equal to $400,000, in cash on July 16, 2001. The third and fourth installments, consisting of 250,000 Shares each, are to be purchased on or about August 15, 2001 and September 15, 2001, respectively. The purchase price of each of the third and fourth installments shall be paid in cash. Since the date of filing of Amendment No. 12 to this Schedule 13D, Auctentia has also purchased an aggregate of 49,600 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each such purchase was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

               (d)  Not applicable.

               (e)  Not applicable.




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CUSIP No. 563823103                         13D                   Page 6 of 7
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2001

                                     AFINSA BIENES TANGIBLES S.A.


                                     By: /s/ Juan Antonio Cano Cuevas
                                         --------------------------------
                                         Juan Antonio Cano Cuevas
                                         Vice-Chairman and Managing Director


                                     AUCTENTIA, S.A.


                                     By: /s/ Ramon Egurbide
                                         --------------------------------
                                         Ramon Egurbide
                                         Managing Director



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CUSIP No. 563823103                         13D                   Page 7 of 7
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                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 6/22/01 THROUGH 7/6/01


     Date         Quantity        Price               Transaction Type

  6/22/01            9,900           1.9998         Open Mkt. Purchase
  6/25/01            7,300           1.9904         Open Mkt. Purchase
  6/26/01           10,100           1.9942         Open Mkt. Purchase
  6/27/01            9,900           1.9995         Open Mkt. Purchase
  6/28/01           10,000           1.9849         Open Mkt. Purchase
  6/29/01            1,500           1.9833         Open Mkt. Purchase
   7/2/01              200           1.9600         Open Mkt. Purchase
   7/5/01              500           2.0000         Open Mkt. Purchase
   7/6/01              200           1.9900         Open Mkt. Purchase

Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.